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                                                                     EXHIBIT 12
                        GATX CORPORATION AND SUBSIDIARIES

           COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                         (In Millions Except For Ratios)

                                                        1996       1995       1994
                                                      --------   --------   ------


Earnings available for fixed charges:
     Net income                                        $  102.7  $  100.8  $   91.5
Add:
     Income taxes                                          54.4      47.6      48.8
     Equity in net earnings of affiliated companies,
         net of distributions received                      8.0       6.5       3.7
     Interest on indebtedness and amortization
         of debt discount and expense                     202.8     170.1     148.2
     Amortization of capitalized interest                   3.7       1.1       1.1
     Portion of rents representative of
         interest factor (deemed to be one-third)          56.7      43.9      37.9
                                                          ------    ------    ------

Total earnings available for fixed charges             $  428.3  $  370.0  $  331.2
                                                          ======    ======    ======

Preferred dividend requirements                        $   13.2  $   13.2  $   13.3
Ratio to convert preferred
     dividends to pretax basis (A)                          173%      169%      171%
                                                          ------    ------    ------

Preferred dividend factor on pretax basis                  22.8      22.3      22.7
Fixed charges:
     Interest on indebtedness and amortization
         of debt discount and expense                     202.8     170.1     148.2
     Capitalized interest                                   6.8       6.2       3.0
     Portion of rents representative of interest
         factor (deemed to be one-third)                   56.7      43.9      37.9
                                                          ------    ------    ------

Combined fixed charges and
     preferred stock dividends                         $  289.1  $  242.5  $  211.8
                                                          ======    ======    ======

Ratio of earnings to combined fixed charges
           and preferred stock dividends (B)               1.48X     1.53x     1.56x


(A) To adjust preferred dividends to a pretax basis, income before income taxes and equity in net earnings of affiliated companies is divided by income before equity in net earnings of affiliated companies.
(B) The ratios of earnings to combined fixed charges and preferred stock dividends represent the number of times "fixed charges and preferred stock dividends" were covered by "earnings." "Fixed charges and preferred stock dividends" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, amortization of debt discount and expense, and dividends on preferred stock adjusted to a pretax basis. "Earnings" consist of consolidated net income before income taxes and fixed charges, less equity in net earnings of affiliated companies, net of distributions received.

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